DC
No Act
P.E. 1-23-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043146

January 29, 2007

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary
Wendy's International, Inc.
P.O. Box 256
One Dave Thomas Boulevard
Dublin, OH 43017

1934
14A-8
1/29/2007

Re: Wendy's International, Inc.

Dear Mr. McCorkle:

This is in regard to your letter dated January 23, 2007 concerning the shareholder proposal submitted by Sheet Metal Workers' National Pension Fund for inclusion in Wendy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Wendy's therefore withdraws its December 21, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Ted Yu

Ted Yu
Special Counsel

cc: Matthew Hernandez, Jr.
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

105668

WENDY'S
OLD FASHIONED HAMBURGERS

December 21, 2006

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). I am submitting this letter on behalf of the Company to request the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended to the Securities and Exchange Commission (the "SEC") if the Company omits from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders (the "Proxy Materials"), for the reason outlined below, a shareholder proposal (the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent").

In accordance with Rule 14a-8(j) under Section 14(a) of the Securities Exchange Act of 1934, as amended, enclosed are six (6) paper copies of this letter and the Proposal. One copy of this letter, with copies of all enclosures, is being sent simultaneously to the Proponent by overnight delivery.

The Company presently expects to file its definitive Proxy Materials with the SEC on or about March 12, 2007.

SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations.

THE PROPOSAL

The Proposal, entitled Majority Vote Reincorporation Proposal, requests that the Company's "Board of Directors take measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware." The Proposal's supporting statement states that reincorporating in Delaware "would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors." The Proponent's primary purpose underlying the Proposal, based on the title of the Proposal and its supporting statement, is to compel the Company to adopt a majority vote standard; the language in the Proposal's resolution about reincorporating in Delaware is nothing more than the means to accomplish an objective that the Staff has already considered and decided with respect to Ohio law. The text of the Proposal (reincorporation from Ohio to Delaware) relates to ordinary business operations that may also include an extraordinary corporate transaction, which intrudes upon matters that are reserved for management and the Board of Directors under well-established corporate law principles.

GROUNDS FOR EXCLUSION OF THE PROPOSAL

The Proposal may be excluded under Rule 14a-8(i)(7), because the Proposal relates to the Company's ordinary business operations.

A reading of the Proposal's title and its supporting statement makes clear that the Proponent's primary purpose—if not its sole purpose—in submitting the Proposal is to compel the Company to adopt a majority vote standard, and the reincorporation from Ohio to Delaware provision is merely a means to accomplish that end. However, if the Proposal had merely requested the Company to adopt a majority vote standard for the election of directors, the Proposal would have been excludable under Rule 14a-8(i)(2) as a violation of state law. See, e.g., The Goodyear Tire & Rubber Company (January 18, 2006) (proposal calling for an amendment to the Ohio company's governance documents to provide for director election by majority vote was excludable under Rule 14a-8(i)(2)). That is because Ohio law does not provide for the election of directors by majority vote and Wendy's International, Inc. is an Ohio corporation. See Section 1701.55 of the Ohio General Corporation Law (the "OGCL"). The Proposal's request to have the Company reincorporate from Ohio to Delaware is merely a thinly veiled attempt by the Proponent to subvert the Staff's recent precedent regarding majority vote proposals under Ohio law. Nevertheless, the Proposal requests the Board to take measures to reincorporate the Company from Ohio to Delaware, and that is what the Company will address in this letter.

Ordinary Business Operations. Rule 14a-8(i)(7) provides that a proposal and statement in support thereof may be excluded from a registrant's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Under this Rule, proposals may be excluded if they involve business matters that are mundane and the proposal does not implicate any substantial policy or other consideration. See Release No. 34-12999 (November 22, 1976). The Staff has stated in a proposed rulemaking that "the basic reason for this policy is that it is manifestly impracticable in most instances for stockholders to decide management problems at corporate meetings." See Release 34-19135 (October 14, 1982) note 47. Accordingly, Rule 14a-8(i)(7) operates to exclude shareholder proposals that deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business. The Staff has previously summarized the principal considerations it will rely on in applying Rule 14a-8(i)(7) and its predecessor rule as:

> The general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business

> problems to management and the board of directors, since it is impracticable for shareholders to decide to solve such problems at an annual shareholders meeting. The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run the company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. . . . The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Release No. 34-40018 (May 21, 1998).

The Company believes the Proposal falls within both of the central considerations articulated by the Staff, i.e., the subject matter (reincorporation) of the Proposal and the factors that would need to be evaluated by the Board "could not, as a practical matter, be subject to direct shareholder oversight" and it seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature and by dictating into which state the Company should reincorporate. Although a reincorporation transaction may eventually require shareholder approval, the evaluations and assessments that must be made prior to the Board recommending a reincorporation transaction to shareholders for a vote are complex matters for the Board to carefully and thoughtfully consider in fulfilling its fiduciary duties. Moreover, the Proponent in its own supporting statement points out that even if the Company were to reincorporate to Delaware, the Board would need to initiate a recommendation to implement majority voting. The Proposal's supporting statement reads, "[u]nder Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide" for director elections by majority vote. Notably, even in situations where only part of the proposal (or part of the supporting statement, when read together with the proposal) relates to ordinary business operations, the Staff has permitted exclusion of the entire proposal–notwithstanding that a portion of "the proposal appears to address matters outside the scope of ordinary business." E*Trade Group, Inc. (October 31, 2000); see also Staff Legal Bulletin No. 14B (September 15, 2004).

Reincorporation Considerations. Directors are entrusted with setting the Company's priorities, objectives and goals to maximize long-term shareholder value. In setting a company's priorities, objectives and goals, a board may be required to review and establish business strategies, make an assessment of the risks and liabilities associated with the objectives and goals, perform a cost/benefit analysis of the transactions to be undertaken, ensure compliance with laws, rules and regulations and undertake many other responsibilities. It is well understood that directors, not shareholders, have the responsibility to manage or oversee management of the corporation. Ohio law provides that "[e]xcept where the law, the articles [of incorporation], or the regulations require action to be authorized or taken by shareholders, all of the authority of a corporation shall be exercised by or under the direction of its directors." OGCL Section 1701.59. Neither the Company's Articles of Incorporation nor its Regulations (i.e., bylaws) authorize its shareholders to manage or direct the management of the corporation's affairs.

Although it may be necessary for the shareholders to ultimately approve a reincorporation transaction, the Board would first need to fulfill its fiduciary duties and review and analyze the factors and consequences related to such a transaction prior to making a recommendation to the shareholders regarding the proposed transaction.[1] In deciding whether to proceed with a reincorporation transaction and to which state reincorporation would be most preferable, a board would need to review and evaluate the myriad of differences in state laws and state court cases interpreting state law applicable to corporations—beyond that of a majority vote provision. Some of these considerations would relate to (i) fiduciary duties of directors; (ii) director liability provisions; (iii) indemnification of directors and officers; (iv) takeover defenses; (v) the ability to consider the impact of a potential transaction on constituents or stakeholders (other than shareholders) of a company; (vi) merger and combination provisions; (vii) cumulative voting provisions; (viii) litigation exposure (e.g., derivative lawsuits); (ix) board structure, director removal and provisions for filling director vacancies; and (x) provisions for the lawful payment of dividends and distributions.

The Proposal dictates that the Board "take measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware" and the supporting statement notes the purpose of this is to afford the Company the opportunity "to establish a majority vote standard for the election of directors." However, California has also adopted a majority vote provision,[2] and the possibility exists that other states (including Ohio) could also adopt majority vote statutes. As written, the Proposal usurps the business judgment of the Board.[3] Notably, assuming the Board was inclined to consider reincorporating to another state to take advantage of majority vote provisions, the Proposal mandates reincorporation from Ohio to Delaware—even if the Board were to conclude after making its analysis that reincorporation to California may better serve the interests of the Company and its shareholders. Dictating where a Company should reincorporate is exactly the type of "micro-managing" that should be excludable under Rule 14a-8(i)(7).

The Company believes that the analysis and the costs associated with evaluating a reincorporation transaction are paramount to the Board's managerial and supervisory decisions concerning the development, implementation and oversight of business strategies designed to enhance shareholder value, functions the Board takes very seriously. The

---

[1] Although various methods can be used to implement a reincorporation from Ohio to Delaware, director approval of the transaction is required (an exception would be a hostile takeover combined with a proposed merger transaction). One method, for example, would be to merge the Ohio corporation into a Delaware corporation. See OGCL Section 1701.79(C) (to effect a merger of Ohio corporation into foreign corporation, the transaction would first need to be approved by the Board and then by the shareholders).

[2] See California SB 1207, which has been signed into law and becomes effective January 1, 2007. SB 1207 provides for a default standard requiring director nominees of California corporations to be elected by the majority vote of shareholders in uncontested elections.

[3] The Proponent could argue that it should be allowed to modify the Proposal to permit reincorporation in any state that provides for majority voting; however, while the Staff may occasionally allow shareholders to make revisions that are minor in nature and do not alter the substance of the proposal, "it has not been the Division's practice to permit revisions under Rule 14a-8(i)(7)." E*Trade Group, Inc. (October 31, 2000)

responsibility of reviewing and evaluating the factors relevant to a proposal to reincorporate is so essential and fundamental to the core functions of the Board, which are regularly carried out on an ongoing basis, that it must be considered part of the Company's ordinary business operations. Moreover, as noted above, the Staff has stated that certain business matters are of "a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Release No. 34-40018. The Company is not suggesting that shareholders could not be in a position to make an informed judgment regarding a reincorporation transaction; in fact, a reincorporation effected by merger would require a shareholder vote (see footnote 1 herein), however, the shareholders should be able to rely on the Board fulfilling its fiduciary duties in reviewing and analyzing the transaction and then presenting it to the shareholders with information summarizing the implications of the transactions.

Risk Management. The Staff has previously allowed companies to exclude proposals that relate to implementation of comprehensive risk strategies or require an evaluation of risk. See McDonald's Corporation (March 14, 2006) (proposal requesting implementation of a comprehensive risk strategy was excludable as to "ordinary business operations (i.e., risk management)") and General Electric Company (January 13, 2006) (proposal requesting a report assessing the risk of damage to the brand name and reputation as a result of outsourcing work was excludable as it related to "ordinary business operations (i.e., evaluation of risk)"). In addition, the Staff has clarified that proposals that require an internal assessment of risks or liabilities related to environmental or public health matters are excludable "under rule 14a-8(i)(7) as relating to an evaluation of risk." Staff Legal Bulletin No. 14C (June 28, 2005). Some of the primary factors for a board to consider in evaluating whether and where to reincorporate are (i) the risks for director liability under a state's corporate law, (ii) the body of interpretative law related to corporations and (iii) tax cost/benefit analysis and other risk management factors. The Company has not yet undertaken a detailed study of the differences between Ohio and Delaware law with respect to director liabilities and possible indemnification provisions, but this is a significant factor that would need to be evaluated. The responsibility of performing such evaluations and ultimately making decisions related to director liability and indemnification is so essential and fundamental to the core functions of the Board it seems obvious that such actions are part of the Company's ordinary business operations.

Any evaluation of a reincorporation transaction would also need to include a review of the costs associated with the transaction. In the Company's case, reincorporating in Delaware would expose the Company to incremental tax costs presently estimated to be approximately $165,000 annually because it is currently not qualified to do business in Delaware. This incremental tax cost would not be offset by any savings in Ohio because the new Delaware corporation would be required to qualify to do business in Ohio after reincorporating in Delaware due to its Ohio property holdings and operations in Ohio. In addition, there would be significant one-time expenses associated with withdrawing the Ohio corporation's qualification to do business in numerous states and submitting new applications for the Delaware corporation to be qualified to do business in those same states. Another issue of much greater economic significance than the incremental tax costs of reincorporating would be potential impact of such a transaction on the Company's series of existing contracts, insurance policies, franchise agreements; not only on the substantive matters costs for evaluating whether an amendment to those agreements would be needed or a consent required from a third party, but also related to the issues of contractual remedies, including choice of law and venue provisions. The responsibility of making expenditure decision related to strategic transactions is fundamental to the actions of the Board in managing the Company's ordinary business operations.

Litigation Analysis. The decision to reincorporate from Ohio to Delaware may also expose the Company to additional litigation. The Company has not yet undertaken a detailed study of the differences between Ohio and Delaware law with respect to shareholder derivative suits, but if there are differences, it could expose the Company to more litigation. The Staff has ruled under its application of Rule 14a-8(i)(7) that litigation strategy is a permissible basis for a company to exclude a proposal. RJR Nabisco Companies Inc. (February 22, 1999) (proposal requests company to stop using "light" and "ultralight" labels on cigarette packages until independent research shows those brands reduce the risks of smoking-related deceases excludable relating to "ordinary business operations (i.e., litigation strategy)"). Because the Proposal would require the Board to conduct an analysis of whether reincorporation from Ohio to Delaware would result in the Company facing increased exposure to litigation, it should be excludable under Rule 14a-8(i)(7) as it relates to litigation strategy under the Company's ordinary business operations.

Business Strategies. The Proposal seeks to have the Company reincorporate from Ohio to Delaware so that the Company could benefit from majority voting. The Company is not aware of any no-action precedent under Rule 14a-8(i)(7) that has addressed the issue of proposals requesting companies to reincorporate to take advantage of a statute in another state. Although not directly on point, the Company believes looking to no-action precedents relating to proposals that requests boards to review strategic alternatives to increase shareholder value may be insightful. See Ford Motor Company (March 8, 2006) (proposal requesting board to honor commitment to enhance shareholder value was excludable as relating to "ordinary business operations (i.e., strategies for enhancing shareholder value)").

The Staff has taken the position that proposals relating to the determination and implementation of a company's business strategies are matters relating to the conduct of the company's ordinary business. Accordingly, the Staff has consistently allowed companies to exclude proposals under Rule 14a-8(i)(7) that in substance seek to have the board of directors evaluate strategic alternatives, even some that appear to be of an extraordinary nature. The Company respectfully refers the Staff to the no-action relief granted to AltiGen Communications, Inc. (November 16, 2006) (proposal requesting board to form a special committee for the purpose of enhancing shareholder value, including the sale of the corporation to the highest bidder was excludable as it related to both extraordinary and non-extraordinary transactions); Deckers Outdoor Corporation (March 20, 2006) (proposal to engage services of investment bank to evaluate the alternatives that could enhance shareholder value, including a merger or outright sale was excludable as it related to both extraordinary and non-extraordinary transactions); Commercial National Financial Corporation (March 20, 2006) (proposal requesting board to retain an investment bank to explore all strategic alternatives to maximize shareholder value, such as the sale or merger of the company was excludable as it related to both extraordinary and non-extraordinary transactions); Rite Aid Corporation (March 16, 2006) (proposal requesting the board to maximize stockholder value by either making changes necessary to improve operating performance or finding a buyer for the company was excludable as it related to both extraordinary and non-extraordinary transactions); Bristol-Myers Squibb Company

(February 22, 2006) (proposal urging the board to retain investment bank to explore strategic alternatives to enhance the value of the company, including a possible sale, merger, or other transaction for any or all assets of the company was excludable as it related to both extraordinary and non-extraordinary transactions); and Telular Corporation (December 5, 2003) (proposal requesting the board to explore strategic alternatives for maximizing shareholder value, including a sale, merger, spin-off, split-off or divestiture of the company or a division thereof was excludable as it related in part to non-extraordinary transactions). Clearly the end-result requested (i.e., sale of the company, merger or sale of assets) by the proponents in AltiGen, Deckers, Rite Aid, Commercial National, Bristol-Myers and Telular are more of an extraordinary event than a reincorporation transaction; yet in each of those cases, the Staff, after considering the preliminary steps a board would need to take prior to proposing the applicable extraordinary transaction to shareholders for approval, concluded that the proposals were ordinary business matters related to non-extraordinary transactions.

The Company is aware of instances in which the Staff has taken the position that the merger or sale of the company was an extraordinary event and companies were not permitted to exclude such proposals from their proxy materials. For example, The Interpublic Group of Companies, Inc. (September 15, 2005) (proposal urging the board to arrange for the prompt sale of the company to the highest bidder, not excludable); Allegheny Valley Bancorp, Inc. (January 3, 2001) (proposal directing the board to retain an investment bank to solicit offers for the purchase of the company's stock or assets and to present the highest cash offer to shareholders for their acceptance or rejection, not excludable); Bergen Brunswig Corporation (December 6, 2000) (proposal that the board of directors arrange for the prompt sale of the company to the highest bidder, not excludable); and The Student Loan Corporation (March 18, 1999) (proposal to hire investment banker to explore all alternatives to enhance the value of the company including a sale, merger or premium tender offer share repurchases, not excludable). The decisions in these no-action letters are difficult to reconcile to those in AltiGen, Deckers, Rite Aid, Commercial National, Bristol-Myers and Telular (see above), especially the decisions in Interpublic Group and AltiGen. Because the Proposal does not deal with the sale or merger of the Company, it will leave for another day the academic exercise of distinguishing the aforementioned no-action letters.

One difference, however, between proposals for the sale of the company and the Proposal at hand is that with proposals requesting the sale of the company to the highest bidder a shareholder knows what he or she is ultimately getting—cash (or perhaps stock of another company, which is freely convertible into cash) and the shareholders' investment decision will be completed upon the consummation of the sale transaction. With the Proposal at hand, if the Staff refuses to allow the Company to omit the Proposal from its Proxy Materials, shareholders may understand at least one aspect of what they may obtain with a favorable vote—an opportunity to have the Company reincorporate from Ohio to Delaware where majority voting is permitted (although adoption of a majority vote standard under Delaware law would still require additional action by either the Board and/or its shareholders). However, allowing the Proposal to go to a shareholder vote would do shareholders a great disservice, because the Proposal does not inform them of any negative or positive implications related to the reincorporation transaction. The Proposal is not merely a vote on whether shareholders would prefer to elect directors by majority vote, its request for reincorporation implicates a myriad of consequences and considerations of "a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment," especially without more details on the negative implications of how reincorporating from Ohio to Delaware would affect their interests—which interests will be on-going, unlike a transaction for the sale of a company.

The Company has also reviewed the decisions of Affiliated Computer Services, Inc. (August 9, 2005) (proposal to develop a plan for recapita*lization* to result in one vote per share of all outstanding stock of the company, not excludable) and Ford Motor Company (March 7, 2005) (proposal to adopt a recapitalization plan to provide for one vote per share of all outstanding stock of the company, not excludable), but does not consider these decisions on recapitalization proposals relevant to the issue of reincorporation, primarily because the Company's shareholders already have one vote per share for all matters to be voted.

The Company believes the Proposal implicates the type of ordinary business operation the Staff has found impermissible; therefore, the Proposal should be excludable under Rule 14a-8(i)(7).

Policy Considerations. The Company recognizes that certain matters falling with the ordinary business operation category that may otherwise be excluded will not be excluded by the Staff because they raise significant social policy issues that transcend the day-to-day business matters. See Staff Legal Bulletin No. 14A (July 12, 2002). The Company does not, however, believe that shareholder proposals requesting companies to reincorporate in order to take advantage of a statutory provision in another state is a significant *social* policy consideration. Moreover, if the Proponent feels that the election of directors by majority vote under Ohio law rises to the level of a significant social policy matter, the Company suggests the Proponent discuss the subject matter with any member of the Ohio General Assembly.

CONCLUSION

Based upon the foregoing, the Company respectfully requests that the Staff confirm, at its earliest convenience, that it will not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for its 2007 Annual Meeting of Shareholders in reliance on Rule 14a-8(i)(7). As noted above, the Company presently anticipates mailing its Proxy Materials for the 2007 Annual Meeting of Shareholders on or about March 12, 2007 and plans to submit final materials for printing on or about March 8, 2007. We would appreciate a response from the Staff in time for the Company to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to the Proponent at (703) 739-7856 and to the Company at (614) 764-3243.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please communicate with the undersigned at (614) 764-3210.

Sincerely,

Leon M. McCorkle, Jr.
Executive Vice President,
General Counsel and Secretary

Enclosures

cc: Sheet Metal Workers' National Pension Fund

RECEIVED

NOV 13 2006

LEGAL DEPARTMENT

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via facsimile to (614) 764-3243 and via UPS]

November 9, 2006

Leon M. McCorkle, Jr.,
Secretary
Wendy's International, Inc.
4288 W. Dublin Granville Road
Dublin, OH 43017-0256

Re: Director Election Majority Vote Reincorporation Proposal

Dear Leon M. McCorkle, Jr.:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wendy's International, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to changing the Company's jurisdiction of incorporation from Ohio to Delaware to enable the Company to establish that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 3,700 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Matthew B. Hernandez Jr.

Matthew ("Benny") Hernandez
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Majority Vote Reincorporation Proposal

Resolved: That the shareholders of Wendy's International, Inc. ("Company") hereby request that the Board of Directors take the measures necessary to change the Company's jurisdiction of incorporation from Ohio to Delaware.

Supporting Statement: Our Company is incorporated in Ohio. Ohio law mandates a plurality vote standard for the election of directors. Specifically, the law states that "at all elections of directors, the candidates receiving the greatest number of votes shall be elected." (Ohio Revised Code, 1701.55 (B)).

This proposal requests that the Board reincorporate the Company under Delaware state corporate law, which provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Reincorporation would allow the Company's board of directors and its shareholders to take actions to establish a majority vote standard for the election of directors. Under Delaware law, the Company's board would have the power to change the bylaws or initiate a change to the certificate of incorporation to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders. Likewise, shareholders on their own initiative would be able to propose and vote on a bylaw provision to establish a majority vote standard in director elections.

Our Company's Board and shareholders should have the flexibility to choose the election standard that best serves the interests of the Company and its shareholders. Under the plurality vote standard, a nominee for the board can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot.

We believe that a majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and the entire board. It would provide shareholders a meaningful role in the director election process, enhance director accountability, strengthen the director nomination process, and improve the operations of our company.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies, including Intel, Dell, Motorola, Wal-Mart, Texas Instruments, Safeway, Home Depot, Gannett, and Supervalu, have adopted a majority vote standard in company bylaws. We encourage our Company to take the important first step in joining these companies by reincorporating in Delaware, so as to provide the Board and shareholders the right to adopt a majority vote standard.

We urge your support for this important director election reform.

Lee McCorkle
Executive Vice President
General Counsel
Secretary

P.O. Box 256
One Dave Thomas Boulevard
Dublin, OH 43017
614-764-3210
fax: 614-764-3243
lee_mccorkle@wendys.com

January 23, 2007

RECEIVED
2007 JAN 24 PM 3:22

Via Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934/Rule 14a-8

Ladies and Gentlemen:

I am the Executive Vice President, General Counsel and Secretary of Wendy's International, Inc. (the "Company"). On December 22, 2006, I submitted a letter on behalf of the Company requesting the concurrence of the staff of the Division of Corporation Finance (the "Staff") that no enforcement action would be recommended to the Securities and Exchange Commission if the Company omitted from its proxy statement and form of proxy for its 2007 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") received from the Sheet Metal Workers' National Pension Fund (the "Proponent").

I am enclosing a letter received from the Proponent withdrawing the Proposal. Based on the Proponent's withdrawal letter, the Company is hereby withdrawing its no-action request.

If the Staff has any questions or comments regarding this filing, or if additional information is required in support of the Company's position, please contact the undersigned at (614) 764-3210.

Please acknowledge receipt of this letter by stamping or signing the enclosed duplicate of this letter and returning it in the enclosed, self-addressed stamped envelope.

Sincerely,

Leon M. McCorkle, Jr.

Enclosure

cc: Sheet Metal Workers' National Pension Fund

SHEET METAL WORKERS' NATIONAL PENSION FUND

Sent via facsimile to (614) 764-3243, hard copy by mail

January 22, 2007

Leon M. McCorkle, Jr.
Secretary
Wendy's International, Inc.
4288 W. Dublin Granville Road
Dublin, OH 43017-0256

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Director Election Majority Vote Reincorporation Shareholder Proposal from Wendy's International, Inc.'s Proxy Statement

Dear Leon M. McCorkle, Jr.:

The Sheet Metal Workers' National Pension Fund commends Wendy's International, Inc.'s Board of Directors on the support for passage of an Ohio state law amendment that would allow the adoption of a majority vote standard by Ohio corporations. As a long-term institutional index owner of Wendy's International, Inc., we feel this is the proper standard for uncontested director elections.

Based on the positive discussions we have had and Wendy's International, Inc.'s January 19, 2007 letter supporting the requested change, I am writing to inform you that the Fund hereby withdraws its shareholder proposal from consideration at the upcoming shareholder meeting. By copy of this letter, we are also sending withdrawal notification to the SEC. Please feel free to contact me at (703) 739-7000 if you have any questions or comments.

Sincerely,

Matthew B. Hernandez Jr.

Matthew ("Benny") Hernandez, Jr.
Corporate Governance Advisor

END

Cc by fax to: Office of Chief Counsel, Div. of Corp. Finance, SEC
Mr. Craig Rosenberg